March 16, 2007

Quilmes Industrial (Quinsa) S.A.
Schedule TO-T and Schedule 13E-3
Correspondence
Filed by Beverage Associates Holding Ltd. and
Companhia de Bebidas das Américas - AmBev
File Number 005-56691
Filed on February 28, 2007

Dear Ms. Griffith:

On behalf of our clients Companhia de Bebidas das Américas - AmBev, a Brazilian corporation (“AmBev”) and Beverage Associates Holding Ltd., a Bahamian corporation (the “Offeror”), a wholly owned subsidiary of AmBev, set forth below are the responses of the Offeror and AmBev to comments of the staff of the Division of Corporation Finance, Office of Mergers and Acquisitions (the “Staff”) in a letter from you dated March 7, 2007 (the “Comment Letter”), regarding the above-referenced filing. In order to address certain of your comments, as well as certain of the comments contained in your prior letter dated February 9, 2007, the Offeror and AmBev propose to file an amended Schedule TO (the “Amended Schedule TO”) in the form attached hereto as Exhibit B, subject to review and any further comments by the Staff.

For your convenience, each comment from the Comment Letter has been reproduced below, and is followed by the Offeror’s and AmBev’s response to such comment. Capitalized terms defined in the Schedule TO and used in the following responses without definition shall have the meanings specified in the Schedule TO.

General

1.
It appears that Quilmes Industrial S.A. was required to file a Schedule 14D-9 on February 7, 2007. Further, it is our position that when the target in a Rule 13e-3 transaction recommends the offer to its security holders, the target is engaged in the transaction for the purpose of Rule 13e-3. Please file the Schedules 14D-9 and 13e-3 promptly and provide all required disclosure.

The Offeror and AmBev advise the Staff that Quinsa filed its Schedule 14D-9 on March 8, 2007. Quinsa has confirmed that it will file its Schedule 13E-3 promptly and provide all required disclosure.

Offer to Purchase
Special Factors, page 14
Purpose of the offer, certain effects of the offer, page 20

2.	We note your response to comment 11. Please include the substance of your response in the disclosure.

The first three paragraphs of “SPECIAL FACTORS - Section A. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER. - Reasons for the Offer and Certain Effects.” in the Offer Document will be deleted in their entirety and replaced with the following:

“Reasons for the Offer and Certain Effects. As part of ongoing management reviews of the business, including the effect of recent acquisitions of the shares of the Company as described in “The Offer — Section 9” and after analysis conducted by AmBev’s management and evaluation by its board of directors, AmBev and the Offeror determined that there were several potential advantages to the Offeror and the Company if the Offeror were to purchase the publicly-held shares of the Company.

The Offeror believes that the Company should also benefit from being an indirect wholly owned subsidiary of AmBev in that maintaining the Company as a public entity is expensive both in terms of the actual direct costs, including retaining independent directors, maintaining directors’ and officers’ liability insurance, complying with the Sarbanes-Oxley Act, the SEC and Luxembourg law reporting requirements and the NYSE and LSE listing rules and the time and attention required of management, whose energies might be better spent on other matters. The Offeror and AmBev estimate the costs of maintaining the Company as a public entity (including the impact of the compliance by the Company with the Sarbanes Oxley Act) was approximately US$1.7 million for fiscal year 2004, US$1.9 million for fiscal year 2005 and US$1.3 million for fiscal year 2006. These figures take into account legal expenses and audit fees budgeted or incurred in connection with the Company’s public status, the cost of independent directors and an estimate of management cost allocated to the Company’s status as a public company (i.e., a percentage of different managers’ time). The Offeror believes that the benefits of eliminating the costs associated with public company status are particularly significant in that the Company has not pursued two of the primary benefits of public company status: i.e., it has not accessed the capital markets by issuing additional shares and has not used its shares as consideration in effecting acquisitions. It is unlikely that the Company will engage in either course of action in the foreseeable future. The Offeror also believes that the Company may benefit from financing opportunities that may be available to it as an integrated part of the AmBev group.

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Finally, consummation of the Offer would allow public shareholders of the Company to realize a premium over the historical market price of their shares.”

Position of the Company regarding the fairness of the offer, page 22

3.	We note your response to comment 21. Please provide us with copies of the Morgan Stanley emails.

Quinsa has advised AmBev and the Offeror that Quinsa was not able to recover any of the past emails received from Morgan Stanley, including the email transmitting the Morgan Stanley Equity Research Beverage Sector Valuation Table referred to by Quinsa’s management in its presentation to Quinsa’s Board of Directors, and that Quinsa has not received the emails for some time (most likely due to a change in domain name). However, attached as Exhibit A to this response letter is a copy of an example of the table referred to by Quinsa’s management in its presentation to the Board of Directors. In addition, you are welcome to speak directly with Francis Cressall, the officer of Quinsa who received the emails. If you would like to speak with him, please let us know and we will arrange the call.

The Offer, page 43
Certain information Concerning the Company, page 55

4.
We note your response to comment 26. Instruction 1 to Item 13 of Schedule 13E-3 is intended to clarify that the disclosure document must contain at least summarized financial information. See question I.H.7 of the July 2001 Supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations. Please revise and advise us as to how such additional information will be disseminated to security holders.

We understand the Staff’s position on furnishing summarized financial information with respect to Quinsa. The summarized financial information of the Company required by Item 1010(c) of Regulation M-A for the two years ended December 31, 2004 and 2005 will be included in the Amended Schedule TO.  In addition, the CSSF has asked the Offeror to prepare a supplement to the Offer Document.  Quinsa's summarized financial information for 2004 and 2005, together with Quinsa’s recently announced unaudited second half and full year 2006 results will be included in the supplement.

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The following summary financial information is added after the “Twelve-Months Results” in the “THE OFFER — Section 8. CERTAIN INFORMATION CONCERNING THE COMPANY AND THE OFFEROR. — Section 8.A. CERTAIN INFORMATION CONCERNING THE COMPANY” section of the Offer Document:

Quilmes Industrial (Quinsa) S.A.
SELECTED FINANCIAL DATA

The following selected consolidated financial data have been derived from the Company’s Consolidated Financial Statements included in its annual report in Form 20-F for the year ended December 31, 2005 (the “2005 20-F”) filed with the Commission as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements, and the discussion in “Item 5. Operating and Financial Review and Prospects” included in the 2005 20-F. The selected consolidated statement of income data for the years ended December 31, 2005 and 2004 and the selected consolidated balance sheet data as of December 31, 2005 and 2004 have been derived from the Company’s Consolidated Financial Statements, included in the 2005 20-F. The Company prepares its consolidated financial statements in U.S. dollars in conformity with International Financial Reporting Standards (“IFRS”). Its consolidated financial statements were prepared in accordance with IFRS 1, “First-time adoption of IFRS” since they are the first financial statements the Company has published under these standards. Prior to January 1, 2005, Quinsa’s consolidated financial statements had also been prepared in U.S. dollars but following Luxembourg GAAP. IFRS differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 34 to the Consolidated Financial Statements contained in the 2005 20-F for a description of the principal differences between IFRS and U.S. GAAP, as they relate to the Company, and a reconciliation to U.S. GAAP of its net income (loss) and shareholders’ equity. The reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the SEC. The U.S. GAAP selected consolidated financial data for the years ended December 31, 2005 and 2004 have been derived from its Consolidated Financial Statements included in the 2005 20-F.

	2004 IFRS	2005 IFRS
	(in US$ millions except for per share information and Other Data)
Income Statement Data:
Gross sales	803.0	1,001.0
Taxes	(37.8)	(46.7)
Net sales	765.2	954.3
Cost of sales	(352.5)	(406.2)
Gross profit	412.7	548.1
Selling and marketing costs	(180.4)	(217.2)
Administrative expenses	(49.8)	(54.8)
Other operating income (expense), net	(13.4)	(2.0)

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2004 IFRS	2005 IFRS
(in US$ millions except for per share information and Other Data)

Operating profit	169.1	274.1
Other income
Interest and financial expenses	(30.5)	(40.7)
Share of profits of associates	—	0.1
Income (loss) before income taxes, minority interest and extraordinary items	138.6	233.5
Income tax expense	(33.2)	(71.9)
Net income (loss)	105.4	161.6
Profit attributable to equity holders of the Company	81.7	131.4
Equity attributable to minority interest (1)	23.7	30.2
Net income per Class A share (2)	0.072	0.119
Net income per Class B share (2)	0.627	1.171
Net income (loss) per ADS (2)	1.254	2.342
Dividends per Class A share	0.0157	0.0353
Dividends per Class B share	0.1570	0.3529
Dividends per ADS	0.314	0.706

	2001	2002	2003	2004	2005
U.S. GAAP:
Net income (loss)	(96.4)	(121.5)	120.9	99.9	139.6
Basic and diluted net income (loss) per ADS (3)	(3.39)	(2.38)	1.96	1.80	2.48
Basic and diluted net income (loss) per Class A common share (“Class A share”) (3)	(0.09)	(0.11)	0.09	0.08	0.13
Basic and diluted net income (loss) per Class B common share (“Class B share”) (3)	(1.70)	(1.19)	0.98	0.90	1.24

	2004 IFRS	2005 IFRS
Balance Sheet Data:
Cash and banks and short-term investments	120.2	159.5
Total current assets	287.0	362.4
Total non-current assets	1,025.5	1,056.7
Total assets	1,312.5	1,419.1
Short-term loans(4)	106.8	96.8
Long-term loans(4)	260.1	296.0
Total liabilities	735.8	856.4
Minority interest	129.8	72.0
Share capital	41.7	34.7
Shareholders’ equity	576.7	562.7

	2001	2002	2003	2004	2005
U.S. GAAP:
Shareholders’ equity	295.1	175.1	381.5	340.7	321.1

	2004	2005
Other Data:
Total brewing capacity (hectoliters in thousands)	23,200	24,440
Total beer volume sold (hectoliters in thousands)	15,376	16,465
Total soft drink capacity (hectoliters in thousands)	17,300	17,500
Total soft drink and water volume sold (hectoliters in thousands)	6,769	8,532
Number of employees	6,351	6,649
Number of Class A shares (in millions)	637.1	631.8
Number of Class B shares (in millions)	70.8	48.8

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______________________
1)
Pursuant to the Company’s adoption of IFRS, profit for the years 2004 and 2005 are shown in full. In other words, the distinction between the portion of the year’s profit attributable to each of the equity holders of the Company and minority interest is made separately. Because the percentage of the Company’s indirect ownership varies among its various consolidated subsidiaries, the calculation of the minority interest during any period is a function of the minority ownership in QI(B), the Company’s principal subsidiary (15% until July 2003, 12.4% until July 2005, and 7.05% since then). It is also a function, to a lesser extent, of the income of each of the operating subsidiaries and the percentage of each such subsidiary’s capital stock owned by minority shareholders during such period. QI(B)’s holdings in its operating subsidiaries range from 99.70% to 100% for the most significant Argentine subsidiary and Chilean subsidiary, respectively, to as low as 57.97% in Colosas S.A., a Paraguayan subsidiary.

2)
Earnings per share under IFRS (for both 2004 and 2005) are calculated on a basic and diluted basis, by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares. See Notes 15 and 26 to the Company’s Consolidated Financial Statements contained in the 2005 20-F.

3)
Under U.S. GAAP, the Company has presented basic and diluted earnings per share in conformity with SFAS No. 128 (“Earnings per Share”) and SEC Staff Accounting Bulletin No. 98 (“SAB No. 98”) for all periods. In June 2001, the Company’s shareholders approved a capital restructuring by which (i) the then outstanding number of ordinary shares (68,400,000) were split ten-for-one and renamed Class A shares and (ii) the then outstanding number of preferred shares (39,750,089) were converted into ordinary shares on a one for one basis and renamed Class B shares. As a result, Class B shares have dividends and liquidation rights equal to ten times the rights of Class A shares. Therefore, the Company is required to use the two-class method to report earnings per share for the years ended December 31, 2002, 2003, 2004 and 2005. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and participation rights in undistributed earnings. Outstanding shares during the prior periods were retroactively restated for the stock split mentioned above. Each ADS represents two Class B shares.

4)
Short-term loans represent the Company’s current loans and short-term portion of long-term debt. Long-term loans include the non-current portion of long-term debt due to banks and notes payable. See Note 18 to the Company’s Consolidated Financial Statements contained in the 2005 20-F for details.

Closing Comment

The Offeror and AmBev hereby advise the Staff that they will disseminate the revised offer materials that result from your comments by filing an Amendment to the Schedule TO issuing the press release described above. The Offeror and AmBev believe dissemination in this manner adequately meets our reporting requirements to holders in light of the amendments made to the Offer Document.

On behalf of our clients Companhia de Bebidas das Américas - AmBev and Beverage Associates Holding Ltd., we hereby confirm to you the Offeror’s and AmBev’s acknowledgement of the following:

•	the Offeror and AmBev are responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

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•	the Offeror and AmBev may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the contents of this letter, please contact me at the listed number above.

Respectfully,
/s/ David Mercado
David Mercado

Julia E. Griffith
   Special Counsel
       Office of Mergers and Acquisitions
           U.S. Securities and Exchange Commission
               100 F. Street, N.E.
                   Washington, DC 20549-3628

Copies to:

Luiz Fernando Ziegler de Saint Edmond
Beverage Associates Holding Ltd
Rua Dr. Renato Paes de Barros, 1017
4o. andar, 04530-001
               São Paulo - SP
               BRAZIL

Graham D. Staley
Companhia de Bebidas das Americas - AmBev
Rua Dr. Renato Paes de Barros, 1017
4o. andar, 04530-001
               São Paulo - SP
                    BRAZIL

Alex Schmitt
Bonn Schmitt Steichen
44, rue de la Vallee L-2661
           LUXEMBOURG

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Exhibit A

Latin America Equity Research                                          Beverage Sector Valuation Table                           Morgan Stanley

		Ind.	Price	Price	Target	52-Week			Mkt Cap	US$ Performance				P/E			FV/EBITDA			‘06E Div	Debt/	(US%) Consoli-dated
Company Name (ticker)	Rating	View	12/1/2006	Target ($)	Upside	High		Low	(US$ MM)	1 Day	Week	YTD	2005	2005	2006e	2007e	2005	2006e	2007e	Yield	FV	Net Debt
Brewers
AmBev	E	I	46,00			49,25	-	33,90	30.182	-0,2%	-2,1%	19,6%	62,3%	19,8	18,0	16,5	11,1	10,2	9,0	1,9%	10%	3.485
Femsa (FMX.N)	E	I	106,17			107,37	-	67,37	12.663	0,9%	1,3%	46,4%	37,8%	15,3	20,4	16,8	7,2	9,0	7,8	0,8%	19%	3.051
Grupo Modelo (GMODELOC.MX)	O	I	5,42	5,20		5,45	-	3,14	17.592	-0,1%	4,8%	49,7%	31,6%	17,2	24,3	19,4	9,1	12,3	9,9	2,1%	-12%	-1.863
Quinsa Ind.S.A. (LQU.N)	E	NR	66,35			67,00	-	32,15	3.604	-0,2%	-0,4%	94,5%	100,1%	13,2	20,6	17,9	6,2	9,5	8,4	0,7%	4%	138
CCU (CU.N)	NR	NR	29,25			29,49	-	21,14	1.863	0,7%	2,6%	16,0%	0,0%	18,4	16,2	0,0	9,5	8,6	8,0	na	8%	161
Molson Coors (TAP.N)	E	I	71,09	80	12,5%	74,10	-	60,75	6.178	0,0%	0,5%	6,1%	-11,5%	NA	18,3	13,6	NA	8,2	7,3	1,8%	29%	2.500
Anheuser-Busch (BUD.N)	E	I	47,63	51	7,1%	50,00	-	40,17	36.902	0,3%	2,9%	10,9%	-15,3%	18,6	18,9	17,0	10,4	10,3	9,5	2,3%	18%	7.970
Carlsberg (CARCa.CO)	E	I	94,46			96,42	-	52,25	7.207	-1,1%	0,1%	76,7%	5,6%	18,5	22,6	19,2	7,6	8,9	8,2	0,9%	32%	3.404
Foster’s Brewing (FGL.AX)	E	I	5,19	4		5,36	-	3,70	10.614	-1,8%	-3,2%	26,7%	-9,8%	22,5	na	na	13,9	13,1	12,1	3,4%	-1%	-128
Heineken (HEIN.AS)	E	I	48,91			49,84	-	30,29	23.964	0,3%	0,8%	54,9%	-5,3%	15,6	15,9	15,0	7,7	8,9	7,9	1,3%	10%	2.763
InBev (INTB.BR)	O	I	65,30	68	4,1%	66,68	-	41,93	40.027	-0,6%	1,5%	50,6%	11,8%	19,2	16,1	14,7	12,1	11,8	10,2	1,2%	17%	8.164
LNN Nathan (LNN.AX)	E	I	6,34	6		6,58	-	5,30	3.370	-0,7%	1,1%	13,2%	-16,9%	16,3	15,8	15,2	9,8	9,9	9,4	828,0%	21%	882
Scottish & Newcastle (SCTN.L)	U	I	10,65	9		10,91	-	8,19	9.998	0,2%	2,2%	27,5%	-0,2%	15,2	15,2	14,5	12,6	15,0	13,5	4,1%	30%	4.264
SABMiller (SAB.L)	O	I	21,15	24	15,1%	21,75	-	16,71	31.760	1,2%	0,2%	16,1%	9,8%	18,2	18,5	16,3	11,0	9,1	8,1	1,7%	18%	6.765
Constellation Brands (STZ.N)	E	I	28,16	30	6,5%	29,09	-	23,16	6.719	0,6%	1,9%	7,4%	12,8%	16,4	16,3	14,2	10,1	10,0	9,0	na	38%	4.156
										Sector Average (median)				17,7x	18,2x	15,8x	9,9x	9,9x	9,0x	1,8%	18%
Bottlers
Andina (AKOb.N)	E	NR	15,85			16,50	-	12,26	2.075	1,3%	2,3%	21,5%	0,7%	13,7	14,0	12,9	7,9	9,0	8,1	5,4%	-3%	-51
Coca-Cola Femsa (KOF.N)	E	I	35,70			38,00	-	25,34	6.591	0,3%	-5,1%	32,2%	13,7%	11,4	14,9	12,7	6,6	7,3	6,4	0,9%	18%	1.448
Grupo Continental (CONTAL.MX)	NR	NR	1,91			2,10	-	1,43	1.431	-0,1%	-1,8%	15,0%	-13,6%	10,6	9,3	na	5,9	5,6	4,9	na	-11%	-141
Embot. Arca (ARCA.MX)	NR	NR	3,27			3,39	-	1,89	2.637	-0,1%	0,1%	36,6%	17,1%	13,1	11,7	na	7,1	6,4	6,0	na	-1%	-38
Coca-Cola HBC (HLB.AT)	U	I	37,31			37,34	-	26,71	8.980	2,1%	1,9%	27,1%	20,1%	18,4	18,4	17,2	9,7	9,7	8,6	1,3%	22%	2.561
Britvic	O	I	4,79	5,4	13,6%	4,92	-	3,18	1.035	4,1%	4,7%	13,3%	na	10,1	12,7	12,0	5,9	6,5	6,4	20,8%	34%	531
Cott	U	I	13,36	9,0		18,12	-	11,01	959	-1,9%	-3,6%	-9,1%	-40,6%	22,5	33,1	28,6	8,4	8,6	7,2	0,0%	27%	350
Coca-Cola Amatil (CCL.AX)	E	I	5,72	5,6		6,00	-	4,52	4.315	-3,2%	2,5%	1,1%	-11,3%	17,9	17,1	17,3	10,3	9,4	8,9	4,3%	26%	1.521
Coca-Cola Enterprises (CCE.N)	O	I	20,52	22	4,8%	22,49	-	18,83	9.163	0,3%	-1,0%	7,0%	-8,1%	14,8	16,3	15,7	7,6	7,5	7,2	1,2%	50%	9.778
Pepsi Bottling Group (PBG.N)	E	I	31,38	35	11,5%	35,83	-	27,99	7.016	0,2%	-1,8%	9,7%	5,8%	14,9	16,8	15,3	7,2	7,3	7,0	1,2%	39%	4.766
										Sector Average (median)				14,2x	15,6x	15,5x	7,4x	7,4x	7,1x	1,2%	24%
Concentrate Producers
Coca-Cola Co. (KO.N)	E	I	46,57	50	7,4%	47,50	-	39,36	95.996	-0,6%	-0,7%	15,5%	-3,2%	18,6	19,7	18,4	12,1	12,6	11,9	2,7%	1%	1.214
PepsiCo Inc. (PEP.N)	O	I	61,96	71	14,6%	65,99	-	56,00	100.014	0,0%	-0,6%	4,9%	13,2%	22,2	20,6	18,8	12,9	11,9	10,7	1,9%	0%	-281
Food Producers
Bimbo	NR	NR	4,09			4,22	-	2,65	4.812	-0,1%	2,0%	17,5%	37,8%
Gruma (GMK.N)	NR	NR	3,40			3,87	-	2,27	1.641	-0,1%	1,6%	4,8%	36,5%
Maseca (MSK.N)	NR	NR	12,21			12,29	-	7,43	337	0,0%	-0,3%	23,6%	25,1%
Perdigão	NR	NR	na			14,88	-	9,25	na	na	na	na	56,6%
Sadia	NR	NR	3,07			3,51	-	2,30	2.092	-3,2%	2,1%	8,8%	25,5%
Souza Cruz	NR	NR	16,60			19,38	-	12,13	5.074	-3,7%	-4,0%	33,7%	-7,4%
										Sector Average (median)
Markets
MSCI Argentina			2.861			2.925	-	1.812		-2,2%	-0,6%	54,0%	59,7%
MSCI Brazil			2.012			2.194	-	1.490		-1,5%	-0,7%	28,2%	50,0%
MSCI Chile			1.435			1.435	-	1.074		0,1%	1,2%	21,6%	18,4%
MSCI Mexico			5.178			5.180	-	3.446		-0,1%	0,7%	31,3%	45,2%
Dow Jones			12.194			12.409	-	10.607		-0,2%	-0,7%	13,8%	-0,6%
MSCI Europe			na			na	-	na		na	na	na	6,5%
S&P 500			1.397			1.408	-	1.219		-0,3%	-0,3%	11,9%	3,0%
Latin Currencies Vs. US Dollar
Argentine Peso			3,07			2,98	-	3,11		-0,1%	-0,3%	1,3%	1,8%
Chilean Peso			526			510	-	549		-0,2%	-0,7%	2,7%	-8,5%
Brazilian Real			2,17			2,05	-	2,37		0,0%	0,1%	-7,7%	-13,7%
Mexican Peso			11,00			10,41	-	11,49		0,1%	-0,1%	3,3%	-4,8%
Notes: Equity Ratings: O = Overweight, E = Equal-weight, U = Underweight, V = Volatile. Industry View: C = Cautious, I = In-Line, A = Attractive
EBITDA = Operating Income + Depreciation & Amortization, Firm Value = Market Capitalization + (Total Debt - Cash & Equivalents) LTM = Last Twelve Months all LTM data, all are as of last reported year.
US$ prices are a conversion of local currency prices at the day’s exchange rate.

Exhibit B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-T/A
Tender Offer Statement in Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
(Name of Subject Company (issuer))

QUILMES INDUSTRIAL S.A.
(Translation of Issuer’s Name into English)

BEVERAGE ASSOCIATES HOLDING LTD. - OFFEROR
COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
(Name of Filing Persons (identifying status as offeror, issuer or other person))

Class B Common Shares, without par value
American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number)

Graham D. Staley
Companhia de Bebidas das Américas - AmBev
Rua Dr. Renato Paes de Barros, n° 1017, 4° andar
04530-001 São Paulo, SP
Brazil
(55-11) 2122-1428

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
David Mercado, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

Calculation of Filing Fee

Transaction Valuation*(1)	Amount of Filing Fee(2)

$313,433,078.71	$33,537.34

* Set forth the amount on which the filing fee is calculated and state how it was determined

(1) The transaction valuation is calculated by considering 6,872,480 Class A Shares and 8,661,207 Class B Shares, which is the maximum number of shares of Quilmes Industrial (Quinsa), Société Anonyme, subject to the Offer, multiplied by the purchase price of $3.35 per Class A Share and $33.53 per Class B Share.

(2) The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 5 for fiscal year 2007, equals $107.00 per $1,000,000 of the transaction value, or U.S. $33,537.34.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $33,537.34

Filing Parties: Companhia de Bebidas das Américas - AmBev and Beverage Associates Holding Ltd.
Form or Registration No.: Schedule TO-T and Schedule 13E-3
Date Filed: January 25, 2007

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[   ] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[X] amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 4 to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Amended Schedule TO”) amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) filed by Companhia de Bebidas das Américas - AmBev, a Brazilian corporation (“AmBev”) and Beverage Associates Holding Ltd., a Bahamas corporation and wholly-owned subsidiary of AmBev (the “Offeror”) on January 25, 2007. This Schedule TO-T/A relates to the offer by Offeror to purchase any and all outstanding Class A Shares and Class B Shares (including Class B Shares held as American Depositary Shares (“ADSs”) of Quilmes Industrial (Quinsa), Société Anonyme, a Luxembourg company (“Quinsa” or the “Company”) upon the terms and subject to the conditions set forth in the Offer Document and in the related Letters of Transmittal attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) (which, as amended or supplemented from time to time, together constitute the “Offer”).

The information in the Offer Document and in the related Letters of Transmittal, including all schedules thereto, and in Schedule TO-C filed with the Commission on November 9, 2006, by AmBev and the Offeror, is hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically provided herein, this Amended Schedule TO does not modify any of the information previously reported on the Schedule TO and on the documents attached thereto.

ITEMS 1 THROUGH 13

Items 1 though 13 of the Schedule TO are hereby amended and supplemented by the following:

1.	The legend in the sixth paragraph on page 2 of the Offer Document is deleted in its entirety and replaced with the following:

                “THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC” OR THE “COMMISSION”) OR ANY STATE SECURITIES COMMISSION, NOR HAS ANY SUCH COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THERE WILL BE ONLY ONE OFFER. UPON APPROVAL OF THE CSSF OF THE OFFER DOCUMENTATION THE OFFER WILL OPEN IN LUXEMBOURG AND THE U.S. AT THAT POINT THE OFFER DOCUMENT WILL BE FILED WITH THE SEC. THE REVIEW OF THE SEC IS A SIMULTANEOUS REVIEW CARRIED OUT DURING THE LIFE OF THE OFFER ITSELF. SHOULD THE SEC REQUIRE ANY MODIFICATIONS OF THE OFFER DOCUMENTATION, WE WILL BE REQUIRED TO FILE A SUPPLEMENT WITH THE CSSF REFLECTING SUCH CHANGE.”

2.
The response to the question “HOW LONG DO I HAVE TO TENDER MY CLASS A SHARES AND/OR CLASS B SHARES AND/OR ADSs?” in the “SUMMARY TERM SHEET” on page 8 of the Offer Document is deleted in its entirety and replaced with the following:

                “The Offer commenced on January 25, 2007. You may tender your Class A shares and/or Class B shares and/or ADSs until the Offer expires. The Offer will expire on April 5, 2007, at 5:00 p.m., New York City time (which is 11:00 p.m. Luxembourg time), unless we extend the Offer. We may choose to extend the Offer for any reason in accordance with applicable law. We cannot assure you that the Offer will be extended. See “The Offer — Section 13.” We will issue a press release by 11:00 p.m. Luxembourg time (which is 5:00 p.m. New York City time), on the business day prior to the previously scheduled expiration date if we decide to extend the Offer, except in the case of an extension which results in the entire period of the Offer exceeding ten weeks, in which case we will announce our intention to extend the Offer at least two weeks prior to the Expiration Date. If we extend the Offer, you may tender your Class A shares and/or Class B shares and/or ADSs until the Offer expires at the end of such extension.”

3.
The question and the response to the question “HOW WILL I BE NOTIFIED IF YOU EXTEND OR REOPEN THE OFFER OR AMEND THE TERMS OF THE OFFER?” in the “SUMMARY TERM SHEET” on page 8 of the Offer Document is deleted in its entirety and replaced with the following:

“HOW WILL I BE NOTIFIED IF YOU EXTEND THE OFFER OR AMEND THE TERMS OF THE OFFER?”

                We will issue a press release by 11:00 p.m. Luxembourg time (which is 5:00 p.m. New York City time), on the business day prior to the previously scheduled expiration date if we decide to extend the Offer, except in the case of an extension which results in the entire period of the Offer exceeding ten weeks, in which case we will announce our intention to extend the Offer at least two weeks prior to the Expiration Date. We will announce any amendment to the Offer by making a public announcement of the amendment. See “The Offer — Section 13.”

4.	The response to the question “ARE THERE ANY CONDITIONS TO THE OFFER?” in the “SUMMARY TERM SHEET” on page 9 of the Offer Document is deleted in its entirety and replaced with the following:

                “Yes. Our obligation to accept and pay for your tendered Class A shares and/or Class B shares and/or ADSs depends on a number of conditions, including:

                (1) there being validly tendered and not validly withdrawn at least 3,939,387 Class B shares (including Class B shares held as ADSs), as of the date the Class B shares of the Company are accepted for payment pursuant to the Offer, which we refer to as the “minimum tender condition”;

                (2) there shall not have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, United States or non-United States, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Offer or the acquisition of some or all of the Class A shares or Class B shares or ADSs pursuant to the Offer or otherwise relates in any manner to the Offer or (ii) in our reasonable judgment, could materially and adversely affect our or our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise could materially impair in any way the contemplated future conduct of the business of us or our subsidiaries, taken as a whole, or could materially impair our ability to purchase any and all outstanding Class A shares or Class B shares (including those tendered as ADSs) of the Company in the Offer;

             (3) there shall not have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, could directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Class A shares or Class B shares or ADSs illegal or otherwise restrict or prohibit completion of the Offer, (ii) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the Class A shares and/or Class B shares and/or ADSs, or (iii) materially and adversely affect our or our affiliates’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of us or our affiliates; or

                (4) there shall not have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or Luxembourg, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks having a business relationship with the parties involved, in the United States, Bahamas, Luxembourg, Brazil or any of the other countries where we or our affiliates (other than Quinsa’s subsidiaries) do business, (iii) the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, Bahamas, Luxembourg, Brazil or any of the other countries where we or our affiliates (other than Quinsa’s subsidiaries) do business or any of their respective territories, including, but not limited to, an act of terrorism, (iv) any change in the general political, market, economic or financial conditions in the United States, Bahamas, Brazil or any of the other countries where we or our affiliates (other than Quinsa and its subsidiaries) do business that could, in our reasonable judgment, have a material adverse effect on our or our affiliates’ (other than Quinsa and its subsidiaries) business, condition (financial or otherwise), assets, income, operations or prospects, taken as a whole, that could have, in our reasonable judgment, such a material adverse effect, or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof. In any of the circumstances set out in this condition 4(iv) and condition 4(v) (to the extent that it applies to the circumstances set out in 4(iv) above) the approval of the CSSF shall have been obtained prior to the withdrawal of the Offer.”

5.
The response to the question “CAN I CHANGE MY MIND AFTER I HAVE TENDERED CLASS A SHARES AND/OR CLASS B SHARES AND/OR ADSs IN THE OFFER?” on page 11 of the Offer Document is deleted in its entirety and replaced with the following:

                “Yes. You may withdraw any Class A shares and/or Class B shares and/or ADSs you have tendered at any time before the expiration of the Offer, which will occur at 5:00 p.m. New York City time (which is 11:00 p.m. Luxembourg time), on April 5, 2007 (the “Expiration Date”), unless we extend. If we have not accepted for payment the Class A shares and/or Class B shares and/or ADSs you have tendered to us, you may also withdraw your Class A shares and/or Class B shares and/or ADSs after 9:00 a.m. New York City time (which is 3:00 p.m. Luxembourg time, on April 6, 2007). See “The Offer — Section 3”. If you surrender your ADSs for Class B shares, tender the Class B shares you receive to the Offer and subsequently withdraw those Class B shares before the Expiration Date, you must pay certain fees and charges, including an issuance fee of a maximum of $5 per 100 ADSs to have ADSs issued for the underlying Class B shares.”

6.	The first risk factor under the “RISK FACTORS” Section on page 14 of the Offer Document is deleted in its entirety and replaced with the following:

“The Offeror’s right to withdraw from and terminate the Offer

                In certain limited circumstances pursuant to applicable law, the Offeror has the right to withdraw and terminate the Offer at any time until the expiration of the acceptance period. We have the right to withdraw and terminate the Offer upon the failure of any of the conditions to the Offer. See “The Offer - Section 5.”

                Whether the minimum tender condition is satisfied and any decision to invoke or waive this condition will be announced by press release and, at the latest, in the press release publishing the results of the Offer. Any decision to withdraw from the Offer due to the failure of any of the other conditions will be announced by press release as soon as possible following the relevant event or action.

                In particular, the holders of the Class A shares, Class B shares and/or the ADSs will not be able to withdraw tendered securities following the expiration of the acceptance period unless and until we terminate the Offer as referred to above; during this period the holders of the Class A shares, Class B shares and/or the ADSs will not be able to dispose of such securities. The holders of the Class A shares, Class B shares and/or the ADSs will bear the risk of any decrease in value during this time. We will not compensate or indemnify the holders of the Class A shares, Class B shares and/or the ADSs for such losses or reduction in value of their securities or their inability to sell their securities.”

7.	The last sentence of the “Forward-Looking Statements” on page 16 of the Offer Document is deleted in its entirety and replaced with the following:

                “We do not undertake any obligation to release publicly any update or revisions to forward-looking statements contained in this Offer Document to reflect later events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.”

8.
The first three paragraphs of “SPECIAL FACTORS - Section A. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER. - Reasons for the Offer and Certain Effects.” on page 19 in the Offer Document are deleted in their entirety and replaced with the following:

                “Reasons for the Offer and Certain Effects. As part of ongoing management reviews of the business, including the effect of recent acquisitions of the shares of the Company as described in “The Offer – Section 9” and after analysis conducted by AmBev’s management and evaluation by its board of directors, AmBev and the Offeror determined that there were several potential advantages to the Offeror and the Company if the Offeror were to purchase the publicly-held shares of the Company.

                The Offeror believes that the Company should also benefit from being an indirect wholly owned subsidiary of AmBev in that maintaining the Company as a public entity is expensive both in terms of the actual direct costs, including retaining independent directors, maintaining directors’ and officers’ liability insurance, complying with the Sarbanes-Oxley Act, the SEC and Luxembourg law reporting requirements and the NYSE and LSE listing rules and the time and attention required of management, whose energies might be better spent on other matters. The Offeror and AmBev estimate the costs of maintaining the Company as a public entity (including the impact of the compliance by the Company with the Sarbanes Oxley Act) was approximately US$1.7 million for fiscal year 2004, US$1.9 million for fiscal year 2005 and US$1.3 million for fiscal year 2006. These figures take into account legal expenses and audit fees budgeted or incurred in connection with the Company’s public status, the cost of independent directors and an estimate of management cost allocated to the Company’s status as a public company (i.e., a percentage of different managers’ time). The Offeror believes that the benefits of eliminating the costs associated with public company status are particularly significant in that the Company has not pursued two of the primary benefits of public company status: i.e., it has not accessed the capital markets by issuing additional shares and has not used its shares as consideration in effecting acquisitions. It is unlikely that the Company will engage in either course of action in the foreseeable future. The Offeror also believes that the Company may benefit from financing opportunities that may be available to it as an integrated part of the AmBev group.

                Finally, consummation of the Offer would allow public shareholders of the Company to realize a premium over the historical market price of their shares.”

9.
The following sentence is added as the last sentence to the second paragraph of “SPECIAL FACTORS - Section A. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER. - Reasons for the Offer and Certain Effects.” on page 19 of the Offer Document:

                “The Company, the Offeror and AmBev did not consider any alternatives to the Offer and the exercise of the squeeze-out right.”

10.	The disclosure under “SPECIAL FACTORS - Section D. United States Federal Income Tax Consequences.” on page 35 of the Offer Document is deleted in its entirety and replaced with the following:

                “The following describes the material U.S. federal income tax consequences to holders, as defined below, of the tender of their Class A shares or Class B shares or ADSs pursuant to the Offer or the exercise of the squeeze-out right. This discussion is based on the tax laws of the United States currently in effect, including the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements and judicial decisions, as well as the income tax treaty between Luxembourg and the United States, all of which are subject to change, possibly with retroactive effect. This discussion does not address U.S. state, local or non-U.S. tax consequences. The discussion applies only to holders who hold the Class A shares or Class B shares or ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;
•	insurance companies;
•	dealers and traders in securities or foreign currencies;
•	persons holding Class A shares or Class B shares or ADSs as part of a hedge, straddle or conversion transaction;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. Dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	persons liable for the alternative minimum tax;
•	tax-exempt organizations; or
•	persons holding Class A shares or Class B shares or ADSs that own or are deemed to own ten percent or more of any class of the Company’s stock.

                These special classes of holders are urged to consult their U.S. tax advisors as to any special U.S. provisions that may be applicable to them.

                For purposes of this discussion, a “United States holder” is a beneficial owner of Class A shares or Class B shares or ADSs that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that (A) is subject to the primary supervision of a United States court and the control of one or more United States persons or (B) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. A United States holder does not include residents of Luxembourg or persons carrying on a trade, profession or vocation in Luxembourg through a branch, agency or permanent establishment. A “Non-United States holder” is a holder other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes that is not a United States holder.

                General. In general, a United States holder that receives cash for the Class A shares or Class B shares or ADSs pursuant to the Offer or the exercise of the squeeze-out right will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized in exchange for the Class A shares or Class B shares or ADSs (generally the amount of cash received by such United States holder) and such United States holder’s adjusted tax basis in such Class A shares or Class B shares or ADSs. Subject to the discussion below, any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss (subject to a maximum 15% tax rate for certain non-corporate taxpayers) if the United States holder has held the Class A shares or Class B shares or ADSs for more than one year.

                A Non-United States holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of Class A shares or Class B shares or ADSs unless: (i) the gain is effectively connected with such Non-United States holder’s conduct of a trade or business within the United States (and, under certain treaties, is attributable to a U.S. permanent establishment); or (ii) such Non-United States holder is an individual, present in the United States for 183 days or more in the taxable year of disposition and meets certain other conditions.

                The Company has not determined whether or not it is considered a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the taxable year 2006. U.S. holders should consult the Company’s 20-F for the year ended December 31, 2005 under the subsection “United States Taxes - Passive Foreign Investment Company Rules” for the U.S. federal income tax consequences of the sale or other disposition of Class A shares, Class B shares or ADSs in the event the Company is or has ever been a PFIC for U.S. federal income tax purposes.

                Information Reporting and Backup Withholding for United States Holders. Payment made with respect to the Offer or the exercise of the squeeze-out right within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the United States holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the United States holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a United States holder will be allowed as a credit against the United States holder’s U.S. federal income tax liability and may entitle the United States holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

                Information Reporting and Backup Withholding for Non-United States Holders. Information reporting and backup withholding generally are not required with respect to the amount of any proceeds received in the Offer or the exercise of the squeeze-out right by a Non-United States holder through a foreign office of a foreign broker that does not have certain specified connections to the United States. If a Non-United States holder tenders Class A shares or Class B shares or ADSs through a U.S. broker or the U.S. office of a foreign broker, however, the broker will be required to report the amount of proceeds paid to such Non-United States holder to the IRS and also backup withhold on that amount unless such Non-United States holder (i) provides appropriate certification to the broker of its status as a non-U.S. person or (ii) is an exempt recipient. Information reporting will also apply if a Non-United States holder tenders through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless (i) such broker has documenting evidence in its records that such Non-United States holder is a non-U.S. person and certain other conditions are met or (ii) such Non-United States holder is an exempt recipient.

                Pursuant to the Company’s annual report on Form 20-F for the year ended December 31, 2005, filed by the Company with the Commission on June 30, 2006, and which we hereby incorporate into this Offer Document by reference, the Company believes that it was not a “passive foreign investment company”, or “PFIC”, for U.S. federal income tax purposes for its 2005 taxable year. However, since PFIC status of the Company for each year depends upon the composition of the Company’s income and assets and upon the market value of the Company’s assets (including, among others, equity investments less than 25% owned) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were considered a PFIC for any taxable year during which a U.S. holder held Class A shares, Class B shares or ADSs, certain adverse tax consequences could apply to such U.S. holder pursuant to a sale of such shares or ADSs in the Offer or the exercise of the squeeze-out right, including the imposition of interest charges and tax at higher rates than would otherwise apply. Certain elections may be available (including a mark to market election) to United States persons that may mitigate the tax adverse consequences resulting from PFIC status. For more information, please see the section titled Passive Foreign Investment Company Rules on page 105 of the Company’s annual report on Form 20-F for the year ended December 31, 2005.”

11.	The following paragraph is added to the end of “SPECIAL FACTORS - Section A. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER - Plans for the Company” on page 20 of the Offer Document:

                “If the Offer is not completed, neither Offeror nor AmBev has current plans, proposals or negotiations which relate to or would result in (i) any significant change in the working conditions of the employees of the Company and its subsidiaries, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company, (iv) any material change in the Company’s present dividend policy, or (v) any other material change in the Company’s business. Further there are no strategic plans which might have material repercussions on the employment and locations of the places of business of the Company or any of its subsidiaries. Notwithstanding the foregoing, AmBev and the Offeror reserve the right to change their plans and intentions at any time, as they deem appropriate.”

12.	“SPECIAL FACTORS - Section B. POSITION OF THE OFFEROR AND AMBEV REGARDING FAIRNESS OF THE OFFER” on page 20 of the Offer Document is deleted in entirety and replaced with the following:

“B.  POSITION OF THE OFFEROR AND AMBEV REGARDING FAIRNESS OF THE OFFER

The Offeror and AmBev believe that the price offered to shareholders of the Company pursuant to the Offer of $3.35 per Class A share or $33.53 per Class B share ($67.07 per ADS), net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, upon the terms and subject to the conditions set forth in the Offer Document, is fair to such unaffiliated shareholders. The Offeror and AmBev base their belief on the following factors, each of which, in their judgment, supports their views as to the fairness of the Offer:

•
As of November 7, 2006, to the Offeror’s and AmBev’s knowledge, the Offer price represented the highest price per share ever paid for the Company’s stock in an open market transaction on either the New York Stock Exchange or the Luxembourg Stock Exchange or in a privately negotiated transaction since the Company has been listed on the LSE and the NYSE;

•	As of November 7, 2006, the Offer price represented a 12.4% premium over the highest reported price for the ADSs on the New York Stock Exchange (US$59.65 on November 6, 2006);

•
As of November 7, 2006, the Offer price represented a 24.7% premium over the highest trading price ever recorded for the Company’s Class B shares on the Luxembourg Stock Exchange (US$26.90 on September 5, 2006);

•
As of November 7, 2006, the Offer price represented a 17.7% premium over the highest trading price ever recorded for the Company’s Class A shares on the Luxembourg Stock Exchange (US$2.85 on November 3, 2006);

•	The Class A shares and Class B shares are trading at a valuation (as shown by the ratio of firm value to EBITDA) that is materially higher than during most periods over the past three years;

•
The Offer provides the Company’s shareholders who are considering selling their Class A shares or Class B shares with the opportunity to sell their shares at the offer price without incurring the transaction costs typically associated with market sales;

•	The consideration to be paid to the Company’s shareholders consists entirely of cash;

•
The Offer is conditioned upon there being validly tendered and not validly withdrawn at least 3,939,387 Class B shares (and Class B shares held as ADSs), as of the date the Class B shares of the Company are accepted for payment pursuant to the Offer, which we refer to as the “minimum tender condition”. The Offeror and AmBev believe that the Company’s shareholders are therefore able to evaluate the terms of the Offer and its fairness without coercion. The effect of the minimum tender condition is that the Offer will not be consummated unless the holders of the outstanding Class B shares and ADSs (not owned by the Offeror or its affiliates) have validly tendered and not validly withdrawn at least 3,939,387 Class B shares, which amounts to a “public referendum” on the Offer; and

•
The Board of Directors of the Company, after considering the financial analysis conducted by its management and the financial presentation of Citigroup, among other factors, determined that the Offer is fair to the Company’s shareholders other than AmBev and its affiliates.

                The foregoing discussion of the information and factors considered and given weight by the Offeror and AmBev is not intended to be exhaustive but does include all the material factors considered by it. While the Offeror and AmBev believe that the Offer is substantively and procedurally fair to the shareholders of the Company, in setting the price of the Offer the Offeror and AmBev acted primarily in its own economic interest and not to the interest of such shareholders. The Offeror’s and AmBev’s views as to the fairness of the Offer to shareholders of the Company should not be construed as a recommendation to shareholders as to whether they should tender their Class A shares or Class B shares or ADSs in the Offer. The Offeror and AmBev makes no recommendation with respect to whether shareholders should tender their Class A shares or Class B shares or ADSs in the Offer.

                Neither the Offeror nor any of their affiliates found it practicable to assign, and neither of them did assign, relative weights to the individual factors considered in reaching their conclusion as to fairness. With respect to its determination of the fairness of Offer, the Offeror and AmBev did not consider the Company’s liquidation value. The Offeror and AmBev do not believe this to be relevant because substantial value results from the Company continuing as a going concern, any liquidation would destroy that value, and the Offeror and AmBev do not have any present intention to liquidate the Company in the foreseeable future. Therefore, no appraisal of liquidation value was sought for purposes of valuing Class A shares or Class B shares, and the Offeror and AmBev believe that the liquidation value of the Company is irrelevant to a determination as to whether the Offer is fair to the shareholders of the Company. The Offeror and AmBev did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs. The Company’s net book value as of December 31, 2005, calculated by dividing shareholders’ equity by the number of shares outstanding, was $0.45 per Class A share and $4.53 per Class B share. This value is only 13.5% of the price of the Class A shares and 13.5% of the price of the Class B shares in the Offer. The Offeror and AmBev did not consider going concern value because they do not believe that going concern value is a viable method of valuation for a transaction such as the Offer. Going concern value is a method of valuation that incorporates a premium for control of the entity being sold, but the Offeror and AmBev already controls the Company. In addition, the Offeror and AmBev are interested only in acquiring the publicly held shares of the Company and had no intention to sell its stake in the Company. The Offeror and AmBev do not believe that the trading price of the Class A shares and the Class B shares immediately following announcement of the Offeror’s proposal is indicative of the fair value of the Company and they did not consider it in making its fairness assessment.”

13.
The first bullet point under “SPECIAL FACTORS - Section C. POSITION OF THE COMPANY REGARDING FAIRNESS OF THE OFFER - Reasons for the Board’s recommendation” on page 26 of the Offer Document is deleted in its entirety and replaced with the following:

•
“Citigroup’s opinion, dated December 15, 2006, to the Board of Directors as to the fairness from a financial point of view (as of the date of the opinion) of the consideration offered to holders of Class A shares and Class B shares in the Offer, as more fully described in the section below under the Heading ‘opinion of the Citigroup Global Markets, Inc.’”

14.
The following bullet point is added as the second bullet point under “SPECIAL FACTORS - Section C. POSITION OF THE COMPANY REGARDING FAIRNESS OF THE OFFER - Reasons for the Board’s recommendation” on page 26 of the Offer Document:

•	“The Board of Directors of the Company adopted, as one of such factors, the financial presentation and analysis accompanying Citigroup Global’s opinion.”

15.
The following paragraph is added as the last paragraph of “SPECIAL FACTORS - Section C. POSITION OF THE COMPANY REGARDING FAIRNESS OF THE OFFER - Certain Projections - Opinion of Citigroup Global Markets Inc. - Comparable Companies Analysis” on page 33 of the Offer Document:

                “Based on the significant contribution of the Company’s brewing operations to the Company’s cash flow in terms of overall beverage revenue and EBITDA, Citigroup believed that comparing the Company to publicly traded brewing companies with no significant soft drink operations provided the most meaningful public company comparative analysis. Each of selected comparable companies considered by Citigroup is a renowned Latin American or international brewer with a market capitalization above US$2 billion and a significant majority of revenue and cash flows deriving from its brewing operations.”

16.	“THE OFFER — Section 5. CONDITIONS OF THE OFFER” on page 46 of the Offer Document is deleted in its entirety and replaced with the following:

“5. CONDITIONS OF THE OFFER.

                In accordance with the provisions of the Offer, we will not be required to accept for payment or pay for any Class A shares and/or Class B shares and/or ADSs tendered, and may terminate or amend (subject to applicable law) the Offer or may postpone the acceptance for payment of, and the payment for, Class A shares and/or Class B shares and/or ADSs tendered, subject to the requirements of the Exchange Act for prompt payment for or return of Class A shares and/or Class B shares and/or ADSs, unless the following conditions are satisfied or waived by the Offeror at or before the Expiration Date:

                (1) there being validly tendered and not validly withdrawn at least 3,939,387 Class B shares (including Class B shares held as ADSs), as of the date the Class B shares of the Company are accepted for payment pursuant to the Offer, which we refer to as the “minimum tender condition”;

                (2) there shall not have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, United States or non-United States, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Offer or the acquisition of some or all of the Class A shares or Class B shares or ADSs pursuant to the Offer or otherwise relates in any manner to the Offer or (ii) in our reasonable judgment, could materially and adversely affect our or our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise could materially impair in any way the contemplated future conduct of the business of us or our subsidiaries, taken as a whole, or could materially impair our ability to purchase any and all outstanding Class A shares or Class B shares (including those tendered as ADSs) of the Company in the Offer;

                (3) there shall not have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, could directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Class A shares or Class B shares or ADSs illegal or otherwise restrict or prohibit completion of the Offer, (ii) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the Class A shares and/or Class B shares and/or ADSs, or (iii) materially and adversely affect our or our affiliates’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of us or our affiliates; or

                (4) there shall not have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or Luxembourg, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks having a business relationship with the parties involved, in the United States, Bahamas, Luxembourg, Brazil or any of the other countries where we or our affiliates (other than Quinsa’s subsidiaries) do business, (iii) the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, Bahamas, Luxembourg, Brazil or any of the other countries where we or our affiliates (other than Quinsa’s subsidiaries) do business or any of their respective territories, including, but not limited to, an act of terrorism, (iv) any change in the general political, market, economic or financial conditions in the United States, Bahamas, Brazil or any of the other countries where we or our affiliates (other than Quinsa and its subsidiaries) do business that could, in our reasonable judgment, have a material adverse effect on our or our affiliates’ (other than Quinsa and its subsidiaries) business, condition (financial or otherwise), assets, income, operations or prospects, taken as a whole, that could have, in our reasonable judgment, such a material adverse effect, or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof. In any of the circumstances set out in this condition 4(iv) and condition 4(v) (to the extent that it applies to the circumstances set out in 4(iv) above) the approval of the CSSF shall have been obtained prior to the withdrawal of the Offer.

                The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time in our sole discretion before the Expiration Date. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right. Each such right is an ongoing right and may be asserted at any time and from time to time. Any determination or judgment by us concerning the events described above, including if the events shall have occurred or are determined by us to have occurred, which in our reasonable judgment and regardless of the circumstances giving rise to such event, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment, will be final and binding on all parties.”

17.	All references in the Offer Document to “extend or reopen” are hereby amended and replaced with “extend.” All references in the Offer Document to “extension or reopening” are hereby amended and replaced with “extension.” All references in the Offer Document to “extended or reopened” are hereby amended and replaced with “extended.” All references in the Offer Document to “extended, reopened” are hereby amended and replaced with “extended.” All references in the Offer Document to “extend, reopen” are hereby amended and replaced with “extend.”

18.
The following summary financial information is added to the “THE OFFER — Section 8. CERTAIN INFORMATION CONCERNING THE COMPANY AND THE OFFEROR. — Section 8.A. CERTAIN INFORMATION CONCERNING THE COMPANY” after “Six-Months Results” on page 51 of the Offer Document:

                “Twelve-Month Results

                The following tables set forth selected unaudited financial data of the Company for the six-month periods ended December 31, 2006 and 2005 and for the twelve-month periods ended December 31, 2006 and 2005.

Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED PROFIT AND LOSS STATEMENT SUMMARY
(U.S. Dollars in millions, except per share amounts)

	Six months ended Dec. 31st,		Twelve months ended Dec. 31st,

	2006	2005	2006	2005

Net sales	645.8	528.3	1,166.3	954.3
Cost of goods sold	(256.5)	(220.5)	(472.6)	(404.2)

Gross profit	389.3	307.8	693.7	550.1
Selling and marketing expenses	(127.0)	(108.1)	(238.4)	(194.9)
Administrative and general expenses	(23.0)	(21.7)	(44.0)	(40.6)
Goodwill amortization	(6.5)	(7.1)	(13.9)	(13.9)
Other operating income (loss)	(13.9)	(10.6)	(19.0)	(14.4)

Normalized operating profit	219.0	160.4	378.3	286.3
Sale of fixed assets, management bonus & other exp	(8.9)	(7.3)	(13.4)	(9.8)
Operating profit	210.1	153.1	364.9	276.5
Interest income	6.0	4.3	14.2	9.6
Interest expense	(22.0)	(26.0)	(47.1)	(48.2)
Exchange rate gain (loss)	0.9	(2.0)	(0.6)	(2.1)
Other income (expense) (net)	(0.8)	(2.4)	(1.3)	(2.3)

Earnings (losses) before taxes & minority interest	194.3	127.0	330.1	233.6
Income taxes	(86.5)	(33.2)	(129.6)	(71.9)
Minority interest	(19.6)	(15.3)	(34.7)	(30.2)

Net income (loss)	88.2	78.4	165.7	131.4
Net income (loss) per share(*)	0.814	0.723	1.529	1.212
Net income (loss) per ADR(*)	1.628	1.446	3.058	2.424
Depreciation and amortization	47.6	52.3	94.8	98.8
Normalized EBITDA	266.6	212.7	473.1	385.0
Normalized EBITDA margin	41.3%	40.3%	40.6%	40.3%

(*)
Net income per share has been calculated on the basis of Actual Shares Outstanding at the end of each relevant period, net of shares repurchased by the Company. Actual Shares Outstanding are the sum of: (i) all Class B shares, and (ii) all Class A shares divided by ten, reflecting this Class’ claim on dividends and assets. As calculated in this way, the number of net shares outstanding were 108,394,045 as of both December 31, 2006 and December 31, 2005. Net income per ADR is calculated on the basis of two net shares outstanding per ADR.

Quilmes Industrial (Quinsa) S.A.
UNAUDITED GEOGRAPHIC INFORMATION - SUMMARY
(U.S. Dollars in millions)

	Six Months ended December 31st,		Twelve months ended December 31st,
	2006	2005	2006	2005
NET SALES
Argentina (beer & agribs.)	261.4	222.9	476.4	416.1
Argentina (CSD & other)	160.7	128.4	293.8	227.4
Bolivia	91.3	71.5	157.8	125.1
Chile	24.4	22.5	46.6	35.6
Paraguay (beer)	81.5	59.4	143.6	108.5
Uruguay	34.2	30.0	62.1	52.0
Inter-area sales and other adjustments	(7.7)	(6.4)	(14.0)	(10.4)
Total	645.8	528.3	1,166.3	954.3

Normalized EBITDA
Argentina (beer & agribs.)	119.0	106.0	223.9	202.0
Argentina (CSD & other)	26.0	20.1	47.1	34.1
Bolivia	57.9	42.2	99.0	73.3
Chile	0.7	0.9	(1.8)	0.1
Paraguay (beer)	51.5	34.6	86.5	62.3
Uruguay	12.0	10.5	21.6	17.8
Other	(0.5)	(1.6)	(3.2)	(4.6)
Total	266.6	212.7	473.1	385.0

Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED BALANCE SHEET - SUMMARY
(U.S. Dollars in millions)

As of December 31st,
2006	2005
ASSETS
Cash, Cash Equivalents and Government Securities	303.4	164.0
Inventories	110.8	97.2
Accounts Receivable	63.4	53.5
Other Current Assets	62.4	32.9
Total Current Assets	540.0	347.6
Property, Plant and Equipment, Net	624.4	612.7
Goodwill and Other Intangible Assets	332.4	338.7
Long-Term Cash Investments	0	42.8
Other Assets	98.3	61.2
Total Assets	1,595.1	1,403.0

As of December 31st,
2006	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-Term Bank Debt	151.1	97.8
Long-Term Bank Debt	190.6	296.0
Other Liabilities	535.8	446.6
Total Liabilities	877.5	840.4
Minority Interest	84.9	72.0
Shareholders’ Equity	632.7	490.6
Total Liabilities and Shareholders’ Equity	1,595.1	1,403.0”

                       Source: Quinsa’s Form 6-K filed with the SEC on March 1, 2007.

                On March 1, 2007 the Company publicly announced (and contemporaneously furnished to the Commission on its Form 6-K) its unaudited financial results for the six months ended and the year-ended December 31, 2006.

Quilmes Industrial (Quinsa) S.A.
SELECTED FINANCIAL DATA

                The following selected consolidated financial data have been derived from the Company’s Consolidated Financial Statements included in its annual report in Form 20-F for the year ended December 31, 2005 (the “2005 20-F”) filed with the Commission as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements, and the discussion in “Item 5. Operating and Financial Review and Prospects” included in the 2005 20-F. The selected consolidated statement of income data for the years ended December 31, 2005 and 2004 and the selected consolidated balance sheet data as of December 31, 2005 and 2004 have been derived from the Company’s Consolidated Financial Statements, included in the 2005 20-F. The Company prepares its consolidated financial statements in U.S. dollars in conformity with International Financial Reporting Standards (“IFRS”). Its consolidated financial statements were prepared in accordance with IFRS 1, “First-time adoption of IFRS” since they are the first financial statements the Company has published under these standards. Prior to January 1, 2005, Quinsa’s consolidated financial statements had also been prepared in U.S. dollars but following Luxembourg GAAP. IFRS differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 34 to the Consolidated Financial Statements contained in the 2005 20-F for a description of the principal differences between IFRS and U.S. GAAP, as they relate to the Company, and a reconciliation to U.S. GAAP of its net income (loss) and shareholders’ equity. The reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the SEC. The U.S. GAAP selected consolidated financial data for the years ended December 31, 2005 and 2004 have been derived from its Consolidated Financial Statements included in the 2005 20-F.

	2004 IFRS	2005 IFRS
	(in US$ millions except for per share information and Other Data)
Income Statement Data:
Gross sales	803.0	1,001.0
Taxes	(37.8)	(46.7)
Net sales	765.2	954.3
Cost of sales	(352.5)	(406.2)
Gross profit	412.7	548.1
Selling and marketing costs	(180.4)	(217.2)
Administrative expenses	(49.8)	(54.8)
Other operating income (expense), net	(13.4)	(2.0)
Operating profit	169.1	274.1
Other income
Interest and financial expenses	(30.5)	(40.7)
Share of profits of associates	—	0.1
Income (loss) before income taxes, minority interest and extraordinary items	138.6	233.5
Income tax expense	(33.2)	(71.9)
Net income (loss)	105.4	161.6
Profit attributable to equity holders of the Company	81.7	131.4
Equity attributable to minority interest (1)	23.7	30.2
Net income per Class A share (2)	0.072	0.119
Net income per Class B share (2)	0.627	1.171
Net income (loss) per ADS (2)	1.254	2.342
Dividends per Class A share	0.0157	0.0353
Dividends per Class B share	0.1570	0.3529
Dividends per ADS	0.314	0.706

	2001	2002	2003	2004	2005
U.S. GAAP:
Net income (loss)	(96.4)	(121.5)	120.9	99.9	139.6
Basic and diluted net income (loss) per ADS (3)	(3.39)	(2.38)	1.96	1.80	2.48
BBasic and diluted net income (loss) per Class A common share (“Class A share”) (3)	(0.09)	(0.11)	0.09	0.08	0.13
Basic and diluted net income (loss) per Class B common share (“Class B share”) (3)	(1.70)	(1.19)	0.98	0.90	1.24

	2004 IFRS	2005 IFRS

Balance Sheet Data:
Cash and banks and short-term investments	120.2	159.5
Total current assets	287.0	362.4
Total non-current assets	1,025.5	1,056.7
Total assets	1,312.5	1,419.1
Short-term loans(4)	106.8	96.8
Long-term loans(4)	260.1	296.0
Total liabilities	735.8	856.4
Minority interest	129.8	72.0
Share capital	41.7	34.7
Shareholders’ equity	576.7	562.7

	2001	2002	2003	2004	2005
U.S. GAAP:
Shareholders’ equity	295.1	175.1	381.5	340.7	321.1

	2004	2005
Other Data:
Total brewing capacity (hectoliters in thousands)	23,200	24,440
Total beer volume sold (hectoliters in thousands)	15,376	16,465
Total soft drink capacity (hectoliters in thousands)	17,300	17,500
Total soft drink and water volume sold (hectoliters in thousands)	6,769	8,532
Number of employees	6,351	6,649
Number of Class A shares (in millions)	637.1	631.8
Number of Class B shares (in millions)	70.8	48.8
             ______________________
1)

Pursuant to the Company’s adoption of IFRS, profit for the years 2004 and 2005 are shown in full. In other words, the distinction between the portion of the year’s profit attributable to each of the equity holders of the Company and minority interest is made separately. Because the percentage of the Company’s indirect ownership varies among its various consolidated subsidiaries, the calculation of the minority interest during any period is a function of the minority ownership in QI(B), the Company’s principal subsidiary (15% until July 2003, 12.4% until July 2005, and 7.05% since then). It is also a function, to a lesser extent, of the income of each of the operating subsidiaries and the percentage of each such subsidiary’s capital stock owned by minority shareholders during such period. QI(B)’s holdings in its operating subsidiaries range from 99.70% to 100% for the most significant Argentine subsidiary and Chilean subsidiary, respectively, to as low as 57.97% in Colosas S.A., a Paraguayan subsidiary.

2)
Earnings per share under IFRS (for both 2004 and 2005) are calculated on a basic and diluted basis, by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares. See Notes 15 and 26 to the Company’s Consolidated Financial Statements contained in the 2005 20-F.

3)
Under U.S. GAAP, the Company has presented basic and diluted earnings per share in conformity with SFAS No. 128 (“Earnings per Share”) and SEC Staff Accounting Bulletin No. 98 (“SAB No. 98”) for all periods. In June 2001, the Company’s shareholders approved a capital restructuring by which (i) the then outstanding number of ordinary shares (68,400,000) were split ten-for-one and renamed Class A shares and (ii) the then outstanding number of preferred shares (39,750,089) were converted into ordinary shares on a one for one basis and renamed Class B shares. As a result, Class B shares have dividends and liquidation rights equal to ten times the rights of Class A shares. Therefore, the Company is required to use the two-class method to report earnings per share for the years ended December 31, 2002, 2003, 2004 and 2005. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and participation rights in undistributed earnings. Outstanding shares during the prior periods were retroactively restated for the stock split mentioned above. Each ADS represents two Class B shares.

4)
Short-term loans represent the Company’s current loans and short-term portion of long-term debt. Long-term loans include the non-current portion of long-term debt due to banks and notes payable. See Note 18 to the Company’s Consolidated Financial Statements contained in the 2005 20-F for details.

19.	Additionally, the heading for “THE OFFER - Section 13. EXTENSION OR REOPENING OF THE OFFER; TERMINATION; AMENDMENT” on page 58 of the Offer Document will be deleted in its entirety and replaced with:

                “13. EXTENSION OF THE OFFER; TERMINATION; AMENDMENT”

20.
The third paragraph of “THE OFFER - Section 13. EXTENSION OR REOPENING OF THE OFFER; TERMINATION; AMENDMENT” on page 59 of the Offer Document is deleted and replaced in its entirety and replaced with the following:

                “Subject to compliance with applicable law, we expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in “The Offer — Section 5” shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Class A shares and/or Class B shares and/or ADSs by giving oral or written notice of such extension to the Share Tender Agent and the ADS Tender Agent and making a public announcement of such extension. We also reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for any Class A shares and/or Class B shares and/or ADSs not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Class A shares and/or Class B shares and/or ADSs upon the occurrence of any of the conditions specified in “The Offer — Section 5” by giving oral or written notice of such termination or postponement to the Share Tender Agent and the ADS Tender Agent and making a public announcement of such termination or postponement.”

21.	The following sentence is added as the last sentence to the first paragraph on page 53 and as the last sentence to the second paragraph on page 56:

                “The websites referred to herein are not incorporated by reference to the Offer Document.”

22.
All references in the Offer Document to “March 1, 2007” with respect to tenders which are irrevocable except that they may be withdrawn after 9 a.m. New York City time (which is 3:00 p.m. Luxembourg) on March 1, 2007, unless theretofore accepted for payment as provided in the Offer Document are hereby amended and replaced with “April 6, 2007.”

23

Signature

                After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March   , 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
by

Name: Graham D. Staley
Title: Officer

by

Name: Pedro de Abreu Mariani
Title: Officer

BEVERAGE ASSOCIATES HOLDING LTD
by

Name: Pedro de Abreu Mariani
Title: Attorney-in-fact

by

Name: Lucas Machado Lira
Title: Attorney-in-fact